# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BANK OF THE JAMES FINANCIAL GROUP INC, CIK 0001275101
CUSIP: 470299108
Title of class of securities: Common Stock
Address of issuer's principal executive offices: P O BOX 1200, LYNCHBURG, Virginia (VA), 24505
Date of event which requires filing of this statement: 09/30/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001128213

## Reporting persons
- PETTYJOHN, WOOD & WHITE, INC: type of reporting person: investment adviser (IA); citizenship or place of organization: Virginia (VA); sole voting power 255,569; shared voting power 0; sole dispositive power 0; shared dispositive power 255,569; aggregate amount beneficially owned 255,569 (5.7% of the class)

## Item 1. Issuer
Name of issuer: BANK OF THE JAMES FINANCIAL GROUP INC
Address of issuer's principal executive offices: P O BOX 1200, LYNCHBURG, VIRGINIA, 24505

## Item 2. Person Filing
Name of person filing: Pettyjohn, Wood & White, Inc.
Address of principal business office or, if none, residence:
1925 Atherholt Road
Lynchburg, VA 24501
Citizenship: Virginia

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 255569
Percent of class: 5.67
Sole power to vote or to direct the vote: 255569
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 255569

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: CLIENTS OF THE FILING INVESTMENT MANAGER HAVE THE RIGHT TO RECEIVE AND THE ULTIMATE POWER TO DIRECT THE RECEIPT OF DIVIDENDS FROM, OR THE PROCEEDS OF SALE OF THE SECURITIES REPORTED ON HERINABOVE. NO INTEREST OF ANY ONE OF SUCH CLIENTS RELATES TO MORE THAN FIVE PERCENT OF THE CLASS.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- PETTYJOHN, WOOD & WHITE, INC: Kate W. Sigler, Chief Compliance Officer (11/12/2024)